SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: 3rd Quarter Results

Embargo: 07:00am Tuesday 21 October 2008

PRUDENTIAL PLC THIRD QUARTER 2008 INTERIM MANAGEMENT STATEMENT

TOTAL GROUP INSURANCE SALES UP 15 per cent

GROUP CAPITAL POSITION ROBUST- IGD SURPLUS £1.2bn at 30th September

All figures in the table below are for the nine months to 30 September 2008, with comparisons to 2007 at constant exchange rates.

	APE	Growth
Total Group Insurance	£ 2,302 million	15%
Asia	£ 1033 million	9%
US	£ 538 million	3%
UK Retail	£ 594 million	14%
UK Total	£732 million	38%
Asia Asset Management	Net Inflows of £1.0 billion down 63%
M&G	Net Inflows of £4.1 billion up 15%

Mark Tucker, Group Chief Executive said:

“Prudential has delivered a strong performance, with overall Group new business up 15 per cent. Our diversified business model has generated broad based growth across our markets. Our sales in Asia were up nine per cent over last year and up 21 per cent excluding Taiwan. We have seen continued growth in the US up three per cent and our UK business has delivered a strong year to date performance, with Retail up 14 per cent and the UK in total up 38 per cent. Our asset management businesses have benefited from a flight to quality, with M&G recording net inflows of £4.1 billion and our Asian asset management business net inflows of £1.0 billion.

“This is a very good overall result and we are well positioned to continue to achieve profitable market share growth, outperforming our competition, even in these very challenging markets.

“Our capital position remains robust and our prudent and proactive risk management approaches to capital management will allow us to withstand significant shocks should the need arise. In particular our Insurance Group’s Directive (IGD) capital surplus of £1.2 billion at 30 September 2008 (30 June 2008 - £1.4 billion) is sufficient for us to remain resilient to a significant further deterioration in both market and economic conditions. The Group’s liquidity position also remains very comfortable.

“Asian markets have suffered in the short term in the wake of the global financial turmoil and the unique circumstances surrounding AIG. This means that we are unlikely to achieve our goal of doubling 2005 new business profit a year early in 2008. It remains our expectation that this will be achieved in 2009, assuming a return to more normal market conditions during the year.

“Looking beyond these immediate events, Asia is the only region in the world that is expected to record high single digit economic growth rates in both 2008 and 2009. This, combined with the strong growth of intra-regional trade, ongoing development of domestic consumer markets and the very low penetration of financial products, means we remain highly positive about the medium to long term prospects for Asia and our prime position in the region. In this context, we are of course monitoring closely AIG's disposal programme and considering what, if any, opportunities may arise that would create additional value for our shareholders.

“Looking forward we fully expect global financial market conditions to remain highly challenging for some time. However, our retirement-led strategy underpinned by our diversified geographic presence and product capability together with strong brand recognition ensures that we remain very well positioned to outperform over the market cycle.”

On this occasion as well as commenting on the Group’s third quarter sales performance we are providing a detailed update on the Group’s present capital and solvency position.

Financial Management

We entered this challenging period in a defensive stance and have remained relentlessly focused on managing prudently and proactively our key exposures. Throughout this period, we have preserved our capital, generated positive holding company cash flow and maintained our liquidity at a more than adequate level. We regularly impose stringent stress testing on these key measures which confirms that we can withstand both in the short and medium term very significant shocks from today’s levels.

Regulatory capital requirements

Prudential's Insurance Groups Directive (IGD) capital surplus at half year 2008 was estimated to be £1.4 billion and we estimate the 30 September 2008 surplus to be £1.2 billion. This reflects strengthening of credit reserves in the UK of (£0.2 billion), primarily as a result of widening spreads, equity falls of (£0.1 billion), credit related losses of (£0.3 billion), offset by operating earnings, the effects of positive asset liability management and foreign exchange movements totalling £0.4 billion.

Our IGD capital surplus position is resilient to extreme stresses from key financial risks (interest rates, equity markets and credit risk). Prudential estimates that, as a result of its active hedging management, a further 40 per cent fall in equity markets from 17 October 2008 levels would have an adverse impact of only £250 million on the IGD capital surplus.

It is important to remember that our UK With-Profit fund (WPSF), which is a substantial source of capital strength from an economic perspective, is excluded from the IGD calculation. The WPSF inherited estate was valued at £6.2 billion at 30 September 2008 with the present value of future shareholder transfers from in-force business estimated at £2.7 billion. The WPSF Internal Capital Assessment allows for a further 50 per cent fall in equity values from 17 October 2008 levels.

Credit risk

The Group’s debt portfolio has performed well in difficult economic circumstances. The Group has recorded losses on credit defaults, including impairments and realised losses in Jackson, of £293 million.

Starting with the US, Jackson recorded total credit losses of £201 million in the third quarter 2008, as detailed in Schedule 9 attached. This balance comprises £24 million from our RMBS (Residential Mortgage Backed Securities) portfolio, £8 million from CMBS (Commercial Mortgage Backed Securities), £170 million from our Public Fixed Income portfolio offset by £1 million of recoveries to date.

For RMBS, in the third quarter there were seven additional securities impaired. Impairments across the whole portfolio were £24 million for the third quarter as opposed to £82 million for the first half of 2008. As expected, the pace of losses is decelerating and we believe that the securities in that portfolio have been written down to a conservative level.

The movement of our Public Fixed Income portfolio in the third quarter was £170 million mainly due to bond write-downs (£125 million) and losses on sales of impaired and deteriorating bonds (£45 million). The £170 million includes Lehman Brothers (£44 million), Washington Mutual (£57 million), Fannie Mae (£19 million), Freddie Mac (£21 million), General Motors (£16 million) and others (£13 million).

Jackson’s gross unrealised losses have moved from £989 million at 30 June 2008 to £1,866 million at 30 September. This change is due to a market-wide re-pricing of risk and does not relate to specific problems within Jackson’s portfolio. The entire market for fixed income investments has been re-priced downward from historically tight spreads of approximately 100 bps during the first half of 2007 to historically wide current spreads of over 450 bps on investment grade paper. Today’s wider credit and liquidity spreads have resulted in the average investment grade security trading around the mid to high 80’s (per cent of nominal value). It is important to note that the unrealised loss disclosure of £668 million below 80 per cent of book value should be evaluated in the context of nearly all longer term fixed investments being priced at very low historical levels.

In considering potential future losses for Jackson it is important to review the components of the debt portfolio. Jackson’s total debt portfolio of £19.9 billion comprises around 93 per cent investment grade and seven per cent high yield. To put potential future losses in context, average global default rates have been around 0.5 per cent for investment grade and 10 per cent for high yield. The highest global default rates for a recession have been around 1.6 per cent for investment grade and 15.4 per cent for high yield, although not in the same year, (Source: Moody’s Global Corporate Finance-February 2008). Applying peak global default rates and a conservative amount of recoveries to our portfolio would generate losses that can be accommodated within our current IGD capital surplus.

For the remainder of the Group’s shareholder backed business operations, there were losses on holdings in Lehman Brothers (£63 million) and Washington Mutual (£29 million). There were no other default losses during the period. Therefore total shareholder losses for Lehman Brothers were £107 million and £86 million for Washington Mutual.

Credit reserves in the UK annuity business have been set prudently. Credit allowance is now at 65bps on an average single A+ portfolio, over four times the normal long term default expectations and equivalent to a two notch downgrade of the entire bond portfolio. The level of default represented by this assumption is materially in excess of either our actual or anticipated experience.

Hedging

Jackson’s diversified product platform provides substantial natural offsets to its risks. In addition, the business has in place a well-established, active hedging programme which supports the management of its financial risk profile and limits the acceptance of equity and interest rate risks at any point in time. Due to the disciplined pricing and hedging of variable annuity guarantees, equity hedging gains more than offset the drop in equity markets experienced this year.

The capital in the UK With–Profit fund has been hedged for equity risk, with active hedge rebalancing in place as a continuous process.

Finally we have retained our hedge for foreign exchange exposures from a capital perspective.

Liquidity

The Group remains comfortable with its liquidity position at holding and subsidiary company level. The holding company has significant internal sources of liquidity which, together with its cash and near cash assets of £1.4 billion are sufficient to meet all of our requirements for the foreseeable future without having to utilise external funding. In addition, Prudential has in place £2.1 billion of undrawn committed banking facilities.

Business Unit Review

Asia insurance operations

Prudential’s Corporation Asia’s life operations delivered new business sales of £1,033 million for the first nine months as at 30 September 2008, up nine per cent on the same period last year. Excluding Taiwan, where we had an exceptionally successful sales campaign in the second and third quarters last year, our new business sales increased by 21 per cent.

The unprecedented dislocation experienced in the Asian markets during the third quarter, particularly in September with the well publicised difficulties of AIG and extreme levels of stock market volatility have clearly had a negative impact on consumers’ confidence in financial institutions and on their willingness to buy insurance products, particularly single premium products. We continue to successfully develop our health proposition, with sales growing by 42 per cent in the first nine months compared to prior year.

In China, new business sales of £28 million for the first nine months were up 33 per cent over the same period last year which reflects the improved sales of the bancassurance channel where we are taking advantage of the large customer base and the distribution infrastructure of our partners. For the eight months ended 31 August 2008, CITIC Prudential Life remained the second largest foreign provider of individual life new business on an APE basis.

Hong Kong’s new business sales of £159 million for the first nine months were up 36 per cent over the same period last year. However, it is in Hong Kong that the events in the third quarter have had the largest impact. AIG’s difficulties combined with low investment returns have damaged consumer confidence. Therefore, Prudential’s growth has slowed in the third quarter to five per cent. It is worth noting that during the first half of 2008, Prudential increased its market share of new business in Hong Kong from 10 per cent in 2007 to 12 per cent. Again, this is evidence of our ability to out-perform the competition in the face of difficult markets.

In India, new business sales of £173 million for the first nine months were up 34 per cent over the same period last year. In an extremely competitive market, for year to date August 2008, ICICI-Prudential has increased its market share to 14 per cent from 10 per cent. India remains one of the cornerstones of our Asian growth strategy. Our joint venture with ICICI is highly productive and value enhancing.

Indonesia achieved new business sales of £130 million for the first nine months, up 67 per cent over the same period last year. Prudential remains the market leader in Indonesia with an outstanding performance, supported by product innovations such as our Takaful products.

In Korea, new business sales for the first nine months were £182 million, up one per cent over the same period last year. We estimate PCA Korea Life has increased its market share from two per cent to three per cent as at September 2008. The life insurance market remains challenging, with competition for distribution and market turmoil impacting sales of Variable Unit Linked products.

Malaysia has had a very strong third quarter, up 39 per cent over the same quarter last year. New business sales for the first nine months were £66 million up 20 per cent over the same period last year. The business has been energised by an agency transformation programme launched earlier this year. For the first half 2008, Prudential Assurance Malaysia had a 19 per cent market share, nearly four per cent ahead of its closest competitor.

Singapore has continued to see a marked slowdown in the single premium market following the changes to the Central Provident Fund rules introduced in the first quarter and this has been exacerbated by the current market conditions. Prudential Assurance Singapore saw new business sales of £87 million for the first nine months, down 12 per cent over the same period last year. However, sales of protection products are performing strongly up 49 per cent for the first nine months, compared to last year and the proportion of APE has increased to 17 per cent from 11 per cent for the same period last year. For the first half of 2008, Prudential Singapore was ranked second in terms of new business market share.

The market in Taiwan continues to be very challenging with a number of domestic issues impacting sentiment in addition to the global credit concerns. PCA Life Taiwan recorded new business sales of £133 million for the first nine months down 36 per cent over the same period in 2007. As we said at our 2008 interims, the comparator is an exceptionally strong base in 2007, due to the launch of our retirement proposition over the same period last year. True to our value over volume strategy, we have not offered the short-term endowments and interest sensitive products developed by some competitors and this has impacted sales. Maintaining our focus on value, we have been able to increase sales of protection products which have increased by 24 per cent for the first nine months this year. They now represent 22 per cent of the product mix, up from 11 per cent last year.

For the other markets comprising Japan, Vietnam, Thailand and the Philippines, new business sales of £74 million for the first nine months were up 17 per cent over the same period last year.

Overall, the performance has been strong in most markets. We have continued to make good relative and absolute gains. It is our strategy in Asia to have a diversified portfolio. This has been serving us well in a turbulent year with growth at nine per cent overall and 21 per cent excluding Taiwan.

US insurance operations

Jackson, Prudential’s US insurance business, delivered APE sales of £538 million in the first three quarters of 2008, representing a three per cent increase from the same period in 2007. APE retail sales in the first three quarters of 2008 were £424 million. This represents the second highest level of retail sales during the first three quarters in the company’s history. These achievements demonstrate the continued importance of diversification in Jackson’s product portfolio.

Variable annuity APE sales of £260 million in the first three quarters of 2008 were 26 per cent down on the same period in 2007. This is as a result of continued volatility in US equity markets and continued intense price competition. Jackson has maintained its disciplined approach to the pricing of its variable annuities. In the first half of 2008 Jackson ranked fourth in variable annuity net flows and experienced a very low level of outflows, as a percentage of inflows, compared with the industry.

In the first three quarters of 2008, Jackson maintained its track record for product innovation by enhancing its variable annuity offering, with the addition of two new guaranteed minimum withdrawal benefits (GMWB) and two new portfolio investment options. Jackson also introduced new fixed annuity products designed specifically for the bank channel and a new fixed index annuity that offers a selection of two market indices and two contract lengths.

Fixed annuity APE sales of £114 million were 165 per cent up on the same period of 2007 reflecting higher customer demand for fixed-rate products in a period of declining equity markets. Jackson ranked seventh in sales of traditional deferred fixed annuities in the first half of 2008, with a market share of four per cent, up from tenth as at December 2007.

Fixed index annuity sales continue to be affected by difficult market and regulatory conditions. Jackson’s APE sales of £32 million in the first three quarters of 2008 were nine per cent down on the same period of 2007.

Institutional APE sales of £114 million in the first three quarters of 2008 were up 41 per cent on the same period of 2007. Jackson continues to participate in this market on an opportunistic basis when margins are attractive.

Curian Capital, a specialised asset management company that provides innovative fee-based separately managed accounts, continues to maintain its position in the US retail asset management market with total assets under management at the end of September 2008 of £1.8 billion, slightly lower than £1.9 billion at the end of December 2007 at CER. Curian generated deposits of £483 million during the first three quarters of 2008, down two per cent on the same period in 2007.

UK insurance operations

Total APE sales for the first nine months of the year of £732 million increasing 38 per cent on the same period of 2007. During the third quarter of 2008, Prudential UK maintained the strong performance achieved in the first half of the year.

Retail APE sales year-to-date of £594 million were up 14 per cent over prior year and third quarter APE sales of £196 million were 19 per cent higher than the same period last year. As previously announced, Prudential UK signed an APE £106 million bulk annuity buy-in deal with Cable and Wireless in the third quarter of 2008.

The market for individual annuities continues to be highly competitive. Total sales year-to-date were £213 million, in line with the same period last year. Prudential UK’s internal vestings book continues to perform strongly, with year-to-date sales of £113 million up 10 per cent on the same period last year.

Sales of with-profit bonds in the first nine months of the year of £74 million were 174 per cent higher than in the same period of 2007, reflecting the strength of Prudential UK’s with-profits offering and an increasing demand for this type of product. Sales of PruFund, a unitised and smoothed investment plan with an optional guarantee, were particularly strong, reflecting demand for diversified investments and guarantees in volatile markets. Prudential UK’s market share of the with-profits bond market increased to 37 per cent in the second quarter of 2008, with the underlying with-profits bond market growing by 71 per cent in the first half of 2008 compared with the first half of 2007.

Prudential’s With-Profits Fund is the largest and one of the financially strongest in the UK, continuing comfortably to cover all its regulatory solvency requirements. The Fund is supported by an Inherited Estate estimated at £6.2 billion as at 30 September 2008, which provides the working capital required to support the Fund for the long-term benefit of our customers.

Offshore sales in the first nine months of 2008 were up 41 per cent on the same period last year, driven by strong sales of the new open architecture Portfolio Account, launched in March 2008.

Lifetime mortgage completions have remained strong and advances in the third quarter of £71 million were eight per cent above the second quarter, where Prudential was the market leader with over a 25 per cent share. Total advances year-to-date of £188 million were 74 per cent higher than in the same period last year.

Prudential’s group pensions business continued to perform solidly with sales up 10 per cent on the first nine months of 2007 to £190 million. Sales from existing schemes remained healthy and Prudential also secured Nationwide’s deposit based Additional Voluntary Contribution business, affirming its status as a leading provider in this market.

The bulk annuity buy-in deal signed with Cable & Wireless in September represented the largest ever bulk annuities buy-in deal in the UK, demonstrating Prudential UK’s ability to complete complex and innovative transactions. Prudential UK is maintaining a strict focus on value and will only participate in transactions that meet its return on capital requirements based on its view of future longevity improvements.

During the third quarter, sales of PruHealth continued to grow and the business now covers over 188,000 lives, a 44 per cent increase since the end of the third quarter of 2007. Gross written premiums in the year-to-date were £68 million, an increase of 51 per cent compared with the first nine months of 2007.

Asset Management

M&G

M&G is an investment-led business with a core strategy of focusing on the delivery of superior investment performance.

Despite market volatility, strong investment performance allowed M&G to deliver total gross fund inflows (Retail & Institutional) of £12.1 billion for the first nine months of this year, an increase of 12 per cent on the same period last year. Total net fund inflows of £4.1 billion year to date represent an increase of 15 per cent on the same period of 2007. M&G’s total funds under management were over £151 billion as at 30 September 2008.

Gross inflows into M&G’s Retail business were £6.4 billion year to date, a fall of two per cent compared with the first nine months of last year. Net Retail inflows were £1.4 billion for the first nine months. We are particularly pleased to have recorded positive net inflows in such a challenging market environment. For the quarter, net retail inflows were £0.5 billion. Retail fund performance continues to be strong with 38 per cent of funds delivering top quartile performance over three years.

M&G’s institutional businesses saw gross inflows of £5.7 billion for the first nine months of the year, representing an increase of 34 per cent on the same period last year, and net inflows of £2.7 billion compared to £1.2 billion in the same period in 2007. For the quarter, gross inflows were £2.5 billion, an increase of 107 per cent over 2007 and mainly the result of new segregated fixed income mandates. Net inflows were £1.2 billion compared to (£0.4 billion) in the same period in 2007.

Asian Asset Management Business

The Asian Asset Management business recorded £1.0 billion of net inflows in the first nine months of 2008. After recording significant net inflows in the first six months of the year, the business experienced net outflows of £(0.7) billion in the third quarter. India has seen redemptions in money market funds in the third quarter while Japan and Taiwan had lower equity inflows given the volatility of the equity markets.

Total third party funds under management were £14.3 billion, a decrease of 21 per cent compared to the end of 2007. Funds under management in Japan decreased by 35 per cent or £1.8 billion.

We continue to consolidate our strong position within Asia notwithstanding the volatile environment. We are one of the region’s largest and most successful asset managers, with a top-five domestic mutual fund market position in five of the markets in which we operate, India, Taiwan, Singapore, Malaysia and Vietnam. This has been achieved through our focused strategy of building an innovative product suite and a robust distribution network in the region.

ENDS

Enquiries:

Media		Investors/Analysts
Jon Bunn	020 7548 3559	James Matthews	020 7548 3561
Ed Brewster	020 7548 3719	Jessica Stalley	020 7548 3511

Notes to Editor:

1. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales and are subject to rounding.

2. Present Value of New Business Premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected new business premiums of regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

3.  UK Retail sales include all products except bulk annuities and credit life sales.

4.  There will be a conference call today for wire services at 7.30am (BST) hosted by Mark Tucker, Group Chief Executive, and Tidjane Thiam, Chief Financial Officer. Dial in telephone number: +44 (0)20 8609 0793. Passcode: 155439#.

5.  There will be a conference call for investors and analysts at 9:00am (BST) hosted by Mark Tucker, Group Chief Executive, and Tidjane Thiam, Group Chief Financial Officer. From the UK please call +44 (0)20 8609 0793. Passcode 781321#. A recording of this call will be available for replay for one week by dialling: +44 (0)20 8609 0289 from the UK or +1 866 676 5865 from the US. The conference reference number is 236504#.

6.  High resolution photographs are available to the media free of charge at www.newscast.co.uk (+44 (0) 207 608 1000).

7.  Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on a constant exchange rate basis. The two bases are compared in the table below.

	Annual Premium Equivalent Sales
	Actual Exchange Rates			Constant Exchange Rates
	2008 Q3	2007 Q3	+/- (%)	2008 Q3	2007 Q3	+/- (%)
	YTD	YTD		YTD	YTD
	£m	£m		£m	£m
UK	732	529	38%	732	529	38%
US	538	511	5%	538	522	3%
Asia	1,033	919	12%	1,033	950	9%
	______	______	______	______	______	______
Total	2,302	1,959	18%	2,302	2,001	15%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	Gross Inflows
	Actual Exchange Rates			Constant Exchange Rates
	2008 Q3	2007 Q3	+/- (%)	2008 Q3	2007 Q3	+/- (%)
	YTD	YTD		YTD	YTD
	£m	£m		£m	£m
M&G	12,114	10,812	12%	12,114	10,812	12%
US	32	33	(3%)	32	33	(3%)
Asia	34,412	27,945	23%	34,412	28,833	19%
	______	______	______	______	______	______
Total	46,558	38,790	20%	46,558	39,678	17%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	Total Insurance and Investment New Business
	Actual Exchange Rates			Constant Exchange Rates
	2008 Q3	2007 Q3	+/- (%)	2008 Q3	2007 Q3	+/- (%)
	YTD	YTD		YTD	YTD
	£m	£m		£m	£m
Insurance	13,121	10,743	22%	13,121	10,950	20%
Investment	46,558	38,790	20%	46,558	39,678	17%
	______	______	______	______	______	______
Total	59,679	49,533	20%	59,679	50,628	18%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

8. Financial Calendar:

Full Year 2008 New Business Figures	3 February 2009
Full Year 2008 Results	19 March 2009

9. About Prudential plc

*Prudential plc, is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £256 billion in assets under management (as at 30 June 2008). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain ‘forward-looking statements’ with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words ‘believes’, ’intends’, ’expects’, ’plans’, ’seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.

Schedule 1A - Constant Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2008
TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK				US			Asia		Total

	2008 Q3	2007 Q3		2008 Q3	2007 Q3		2008 Q3	2007 Q3		2008 Q3	2007 Q3
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	5,716	3,754	52%	5,214	5,094	2%	2,191	2,102	4%	13,121	10,950	20%

Total Investment Products - Gross Inflows	12,114	10,812	12%	32	33	(3%)	34,412	28,833	19%	46,558	39,678	17%

	______	______	______	______	______	______	______	______	______	______	______	______
	17,830	14,566	22%	5,246	5,127	2%	36,603	30,935	18%	59,679	50,628	18%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INSURANCE OPERATIONS

		Single			Regular			Total		Annual Equivalents
	2008 Q3	2007 Q3		2008 Q3	2007 Q3		2008 Q3	2007 Q3		2008 Q3	2007 Q3
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities	1,129	1,030	10%	-	-	-	1,129	1,030	10%	113	103	10%

Direct and Partnership Annuities	550	658	(16%)	-	-	-	550	658	(16%)	55	66	(17%)

Intermediated Annuities	455	449	1%	-	-	-	455	449	1%	46	45	2%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities	2,134	2,137	(0%)	-	-	-	2,134	2,137	(0%)	213	214	(0%)

Equity Release	188	108	74%	-	-	-	188	108	74%	19	11	73%

Individual Pensions	52	27	93%	2	1	100%	54	28	93%	7	4	75%

Corporate Pensions	154	121	27%	64	58	10%	218	179	22%	79	70	13%

Unit Linked Bonds	88	200	(56%)	-	-	-	88	200	(56%)	9	20	(55%)

With-Profit Bonds	651	183	256%	-	-	-	651	183	256%	65	18	261%

Protection	-	-	-	4	3	33%	4	3	33%	4	3	33%

Offshore Products	447	305	47%	3	3	0%	450	308	46%	48	34	41%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement	3,714	3,081	21%	73	65	12%	3,787	3,146	20%	444	373	19%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions	227	168	35%	88	86	2%	315	254	24%	111	103	8%

Other Products	113	143	(21%)	17	20	(15%)	130	163	(20%)	28	34	(18%)

DWP Rebates	103	129	(20%)	-	-	-	103	129	(20%)	10	13	(23%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions	443	440	1%	105	106	(1%)	548	546	0%	149	150	(1%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail	4,157	3,521	18%	178	171	4%	4,335	3,692	17%	594	523	14%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities	1,370	45	2,944%	-	-	-	1,370	45	2,944%	137	5	2,640%

Credit Life	11	17	(35%)	-	-	-	11	17	(35%)	1	2	(50%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	5,538	3,583	55%	178	171	4%	5,716	3,754	52%	732	529	38%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership	1,729	1,737	(0%)	159	151	5%	1,888	1,888	0%	332	325	2%

Intermediated	2,326	1,657	40%	19	20	(5%)	2,345	1,677	40%	252	186	35%

Wholesale	1,380	60	2,200%	-	-	-	1,380	60	2,200%	138	6	2,200%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total	5,435	3,454	57%	178	171	4%	5,613	3,625	55%	722	516	40%

DWP Rebates	103	129	(20%)	-	-	-	103	129	(20%)	10	13	(23%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	5,538	3,583	55%	178	171	4%	5,716	3,754	52%	732	529	38%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

US Insurance Operations

Fixed Annuities	1,141	430	165%	-	-	-	1,141	430	165%	114	43	165%

Fixed Index Annuities	317	349	(9%)	-	-	-	317	349	(9%)	32	35	(9%)

Variable Annuities	2,596	3,488	(26%)	-	-	-	2,596	3,488	(26%)	260	349	(26%)

Life	6	5	20%	18	14	29%	24	19	26%	19	15	27%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail	4,060	4,272	(5%)	18	14	29%	4,078	4,286	(5%)	424	441	(4%)

Guaranteed Investment Contracts	815	266	206%	-	-	-	815	266	206%	82	27	204%

GIC - Medium Term Note	321	542	(41%)	-	-	-	321	542	(41%)	32	54	(41%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations	5,196	5,080	2%	18	14	29%	5,214	5,094	2%	538	522	3%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Asian Insurance Operations

China	47	31	52%	23	18	28%	70	49	43%	28	21	33%

Hong Kong	460	330	39%	113	84	35%	573	414	38%	159	117	36%

India	53	20	165%	168	127	32%	221	147	50%	173	129	34%

Indonesia	85	66	29%	121	71	70%	206	137	50%	130	78	67%

Japan	94	94	0%	24	18	33%	118	112	5%	33	27	22%

Korea	63	112	(44%)	176	169	4%	239	281	(15%)	182	180	1%

Malaysia	22	22	0%	64	53	21%	86	75	15%	66	55	20%

Singapore	306	475	(36%)	56	51	10%	362	526	(31%)	87	99	(12%)

Taiwan	143	107	34%	119	197	(40%)	262	304	(14%)	133	208	(36%)

Other	14	23	(39%)	40	34	18%	54	57	(5%)	41	36	14%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations	1,287	1,280	1%	904	822	10%	2,191	2,102	4%	1,033	950	9%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

	______	______	______	______	______	______	______	______	______	______	______	______
Group Total	12,021	9,943	21%	1,100	1,007	9%	13,121	10,950	20%	2,302	2,001	15%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Schedule 1B - Actual Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2008
TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK				US			Asia		Total

	2008 Q3	2007 Q3		2008 Q3	2007 Q3		2008 Q3	2007 Q3		2008 Q3	2007 Q3
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	5,716	3,754	52%	5,214	4,989	5%	2,191	2,000	10%	13,121	10,743	22%

Total Investment Products - Gross Inflows	12,114	10,812	12%	32	33	(3%)	34,412	27,945	23%	46,558	38,790	20%

	______	______	______	______	______	______	______	______	______	______	______	______
	17,830	14,566	22%	5,246	5,022	4%	36,603	29,945	22%	59,679	49,533	20%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INSURANCE OPERATIONS

		Single			Regular			Total		Annual Equivalents
	2008 Q3	2007 Q3		2008 Q3	2007 Q3		2008 Q3	2007 Q3		2008 Q3	2007 Q3
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities	1,129	1,030	10%	-	-	-	1,129	1,030	10%	113	103	10%

Direct and Partnership Annuities	550	658	(16%)	-	-	-	550	658	(16%)	55	66	(17%)

Intermediated Annuities	455	449	1%	-	-	-	455	449	1%	46	45	2%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities	2,134	2,137	(0%)	-	-	-	2,134	2,137	(0%)	213	214	(0%)

Equity Release	188	108	74%	-	-	-	188	108	74%	19	11	73%

Individual Pensions	52	27	93%	2	1	100%	54	28	93%	7	4	75%

Corporate Pensions	154	121	27%	64	58	10%	218	179	22%	79	70	13%

Unit Linked Bonds	88	200	(56%)	-	-	-	88	200	(56%)	9	20	(55%)

With-Profit Bonds	651	183	256%	-	-	-	651	183	256%	65	18	261%

Protection	-	-	-	4	3	33%	4	3	33%	4	3	33%

Offshore Products	447	305	47%	3	3	0%	450	308	46%	48	34	41%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement	3,714	3,081	21%	73	65	12%	3,787	3,146	20%	444	373	19%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions	227	168	35%	88	86	2%	315	254	24%	111	103	8%

Other Products	113	143	(21%)	17	20	(15%)	130	163	(20%)	28	34	(18%)

DWP Rebates	103	129	(20%)	-	-	-	103	129	(20%)	10	13	(23%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions	443	440	1%	105	106	(1%)	548	546	0%	149	150	(1%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail	4,157	3,521	18%	178	171	4%	4,335	3,692	17%	594	523	14%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities	1,370	45	2,944%	-	-	-	1,370	45	2,944%	137	5	2,640%

Credit Life	11	17	(35%)	-	-	-	11	17	(35%)	1	2	(50%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	5,538	3,583	55%	178	171	4%	5,716	3,754	52%	732	529	38%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership	1,729	1,737	(0%)	159	151	5%	1,888	1,888	0%	332	325	2%

Intermediated	2,326	1,657	40%	19	20	(5%)	2,345	1,677	40%	252	186	35%

Wholesale	1,380	60	2,200%	-	-	-	1,380	60	2,200%	138	6	2,200%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total	5,435	3,454	57%	178	171	4%	5,613	3,625	55%	722	516	40%

DWP Rebates	103	129	(20%)	-	-	-	103	129	(20%)	10	13	(23%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	5,538	3,583	55%	178	171	4%	5,716	3,754	52%	732	529	38%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

US Insurance Operations

Fixed Annuities	1,141	421	171%	-	-	-	1,141	421	171%	114	42	171%

Fixed Index Annuities	317	342	(7%)	-	-	-	317	342	(7%)	32	34	(6%)

Variable Annuities	2,596	3,417	(24%)	-	-	-	2,596	3,417	(24%)	260	342	(24%)

Life	6	5	20%	18	13	38%	24	18	33%	19	14	36%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail	4,060	4,185	(3%)	18	13	38%	4,078	4,198	(3%)	424	432	(2%)

Guaranteed Investment Contracts	815	260	213%	-	-	-	815	260	213%	82	26	215%

GIC - Medium Term Note	321	531	(40%)	-	-	-	321	531	(40%)	32	53	(40%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations	5,196	4,976	4%	18	13	38%	5,214	4,989	5%	538	511	5%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations

China	47	27	74%	23	16	44%	70	43	63%	28	19	47%

Hong Kong	460	323	42%	113	82	38%	573	405	41%	159	114	39%

India	53	20	165%	168	124	35%	221	144	53%	173	126	37%

Indonesia	85	65	31%	121	71	70%	206	136	51%	130	78	67%

Japan	94	82	15%	24	16	50%	118	98	20%	33	24	38%

Korea	63	119	(47%)	176	180	(2%)	239	299	(20%)	182	192	(5%)

Malaysia	22	20	10%	64	49	31%	86	69	25%	66	51	29%

Singapore	306	425	(28%)	56	46	22%	362	471	(23%)	87	89	(2%)

Taiwan	143	99	44%	119	182	(35%)	262	281	(7%)	133	192	(31%)

Other	14	21	(33%)	40	33	21%	54	54	0%	41	35	17%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations	1,287	1,201	7%	904	799	13%	2,191	2,000	10%	1,033	919	12%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

	______	______	______	______	______	______	______	______	______	______	______	______
Group Total	12,021	9,760	23%	1,100	983	12%	13,121	10,743	22%	2,302	1,959	18%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Schedule 2A - Constant Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2008
INVESTMENT OPERATIONS

				Opening	Closing	Variance
	Gross Inflows	Redemptions	Net Inflows	FUM	FUM	%
2008	£m	£m	£m	£m	£m
M&G

Retail	6,448	(5,040)	1,408	22,320	19,735	(12%)

Institutional	5,666	(2,932)	2,734	28,901	30,259	5%
	______	______	______	______	______	______
Total M&G	12,114	(7,972)	4,142	51,221	49,994	(2%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia

India	942	(827)	115	2,086	1,705	(18%)

Taiwan	805	(701)	104	1,662	1,227	(26%)

Korea	1,057	(893)	164	2,552	2,015	(21%)

Japan	916	(654)	262	5,069	3,286	(35%)

Other Mutual Fund Operations	1,260	(771)	489	2,840	2,577	(9%)
	______	______	______	______	______	______
Total Asian Equity/Bond/Other	4,980	(3,846)	1,134	14,209	10,810	(24%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India	24,483	(24,755)	(272)	1,327	1,154	(13%)

Taiwan	2,713	(2,603)	110	711	840	18%

Korea	1,450	(1,453)	(3)	416	411	(1%)

Other Mutual Fund Operations	546	(455)	91	280	379	35%
	______	______	______	______	______	______
Total Asian MMF	29,192	(29,266)	(74)	2,734	2,784	2%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______
Total Asia Retail Mutual Funds	34,172	(33,112)	1,060	16,943	13,594	(20%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates	240	(348)	(108)	1,253	755	(40%)
	______	______	______	______	______	______
Total Asian Investment Operations	34,412	(33,460)	952	18,196	14,349	(21%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail	32	(24)	8	62	58	(6%)
	______	______	______	______	______	______
Total US	32	(24)	8	62	58	(6%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______
Total Investment Products	46,558	(41,456)	5,102	69,479	64,401	(7%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

	Gross Inflows	Redemptions	Net Inflows
2007	£m	£m	£m
M&G

Retail	6,590	(4,174)	2,416

Institutional	4,222	(3,045)	1,177
	______	______	______
Total M&G	10,812	(7,219)	3,593
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia

India	848	(833)	15

Taiwan	1,631	(1,172)	459

Korea	1,746	(1,714)	32

Japan	1,778	(937)	841

Other Mutual Fund Operations	1,265	(1,010)	255
	______	______	______
Total Asia Equity/Bond/Other	7,268	(5,666)	1,602
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India	18,065	(17,269)	796

Taiwan	1,640	(1,463)	177

Korea	1,568	(1,635)	(67)

Other Mutual Fund Operations	270	(187)	83
	______	______	______
Total Asian MMF	21,543	(20,554)	989
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______
Total Asia Retail Mutual Funds	28,811	(26,220)	2,591
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates	22	(29)	(7)
	______	______	______
Total Asian Investment Operations	28,833	(26,249)	2,584
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail	33	(2)	31
	______	______	______
Total US	33	(2)	31
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______
Total Investment Products	39,678	(33,470)	6,208
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

	Gross Inflows	Redemptions	Net Inflows
2008 Movement Relative to 2007%		%	%
M&G

Retail	(2%)	(21%)	(42%)

Institutional	34%	4%	132%
	______	______	______
Total M&G	12%	(10%)	15%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia

India	11%	1%	667%

Taiwan	(51%)	40%	(77%)

Korea	(39%)	48%	413%

Japan	(48%)	30%	(69%)

Other Mutual Fund Operations	(0%)	24%	92%
	______	______	______
Total Asia Equity/Bond/Other	(31%)	32%	(29%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India	36%	(43%)	(134%)

Taiwan	65%	(78%)	(38%)

Korea	(8%)	11%	96%

Other Mutual Fund Operations	102%	(143%)	10%
	______	______	______
Total Asian MMF	36%	(42%)	(107%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______
Total Asia Retail Mutual Funds	19%	(26%)	(59%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates	991%	(1,100%)	(1,443%)

	______	______	______
Total Asian Investment Operations	19%	(27%)	(63%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail	(3%)	(1,100%)	(74%)
	______	______	______
Total US	(3%)	(1,100%)	(74%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______
Total Investment Products	17%	(24%)	(18%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

				2008 Q3	2007 Q3
US				YTD	YTD	+/- (%)
				£m	£m
Curian Capital
External Funds Under Administration				1,790	1,865	(4%)

Schedule 2B - Actual Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2008
INVESTMENT OPERATIONS

						Market &	Net
	Opening				Other	Currency	Movement	Closing
	FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
2008	£m	£m	£m	£m	£m	£m	£m	£m
M&G

Retail	22,320	6,448	(5,040)	1,408	-	(3,993)	(2,585)	19,735

Institutional	28,901	5,666	(2,932)	2,734	(19)	(1,357)	1,358	30,259
	______	______	______	______	______	______	______	______
Total M&G	51,221	12,114	(7,972)	4,142	(19)	(5,350)	(1,227)	49,994
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia

India	2,225	942	(827)	115	(66)	(569)	(520)	1,705

Taiwan	1,476	805	(701)	104	-	(353)	(249)	1,227

Korea	2,946	1,057	(893)	164	(180)	(915)	(931)	2,015

Japan	4,313	916	(654)	262	-	(1,289)	(1,027)	3,286

Other Mutual Fund Operations	2,537	1,260	(771)	489	(12)	(437)	40	2,577
	______	______	______	______	______	______	______	______
Total Asian Equity/Bond/Other	13,497	4,980	(3,846)	1,134	(258)	(3,563)	(2,687)	10,810
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India	1,416	24,483	(24,755)	(272)	(13)	23	(262)	1,154

Taiwan	632	2,713	(2,603)	110	-	98	208	840

Korea	480	1,450	(1,453)	(3)	(22)	(44)	(69)	411

Other Mutual Fund Operations	252	546	(455)	91	-	36	127	379
	______	______	______	______	______	______	______	______
Total Asian MMF	2,780	29,192	(29,266)	(74)	(35)	113	4	2,784
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______
Total Asia Retail Mutual Funds	16,277	34,172	(33,112)	1,060	(293)	(3,450)	(2,683)	13,594
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates	1,116	240	(348)	(108)	-	(253)	(361)	755
	______	______	______	______	______	______	______	______
Total Asian Investment Operations	17,393	34,412	(33,460)	952	(293)	(3,703)	(3,044)	14,349
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail	55	32	(24)	8	2	(7)	3	58
	______	______	______	______	______	______	______	______
Total US	55	32	(24)	8	2	(7)	3	58
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______
Total Investment Products	68,669	46,558	(41,456)	5,102	(310)	(9,060)	(4,268)	64,401
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
						Market &	Net
	Opening				Other	Currency	Movement	Closing
	FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
2007	£m	£m	£m	£m	£m	£m	£m	£m
M&G

Retail	19,176	6,590	(4,174)	2,416	-	692	3,108	22,284

Institutional	25,770	4,222	(3,045)	1,177	(123)	799	1,853	27,623
	______	______	______	______	______	______	______	______
Total M&G	44,946	10,812	(7,219)	3,593	(123)	1,491	4,961	49,907
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia

India	1,290	827	(812)	15	89	300	404	1,694

Taiwan	969	1,504	(1,080)	424	-	174	598	1,567

Korea	2,952	1,858	(1,825)	33	(130)	473	376	3,328

Japan	2,816	1,544	(814)	730	-	122	852	3,668

Other Mutual Fund Operations	1,468	1,160	(925)	235	62	288	585	2,053
	______	______	______	______	______	______	______	______
Total Asia Equity/Bond/Other	9,495	6,893	(5,456)	1,437	21	1,357	2,815	12,310
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India	709	17,604	(16,828)	776	(152)	132	756	1,465

Taiwan	467	1,512	(1,348)	164	-	(16)	148	615

Korea	609	1,669	(1,741)	(72)	(21)	6	(87)	522

Other Mutual Fund Operations	133	246	(171)	75	-	-	75	208
	______	______	______	______	______	______	______	______
Total Asian MMF	1,918	21,031	(20,088)	943	(173)	122	892	2,810
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______
Total Asia Retail Mutual Funds	11,413	27,924	(25,544)	2,380	(152)	1,479	3,707	15,120
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates	840	21	(27)	(6)	-	146	140	980
	______	______	______	______	______	______	______	______
Total Asian Investment Operations	12,253	27,945	(25,571)	2,374	(152)	1,625	3,847	16,100
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail	-	33	(2)	31	-	1	32	32
	______	______	______	______	______	______	______	______
Total US	-	33	(2)	31	-	1	32	32
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______
Total Investment Products	57,199	38,790	(32,792)	5,998	(275)	3,117	8,840	66,039
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
						Market &	Net
	Opening				Other	Currency	Movement	Closing
	FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
2008 Movement Relative to 2007%		%	%	%	%	%	%	%
M&G

Retail	16%	(2%)	(21%)	(42%)	-	(677%)	(183%)	(11%)

Institutional	12%	34%	4%	132%	85%	(270%)	(27%)	10%
	______	______	______	______	______	______	______	______
Total M&G	14%	12%	(10%)	15%	85%	(459%)	(125%)	0%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asia

India	72%	14%	(2%)	667%	(174%)	(290%)	(229%)	1%

Taiwan	52%	(46%)	35%	(75%)	-	(303%)	(142%)	(22%)

Korea	(0%)	(43%)	51%	397%	(38%)	(293%)	(348%)	(39%)

Japan	53%	(41%)	20%	(64%)	-	(1,157%)	(221%)	(10%)

Other Mutual Fund Operations	73%	9%	17%	108%	(119%)	(252%)	(93%)	26%
	______	______	______	______	______	______	______	______
Total Asia Equity/Bond/Other	42%	(28%)	30%	(21%)	(1,329%)	(363%)	(195%)	(12%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
MMF

India	100%	39%	(47%)	(135%)	91%	(83%)	(135%)	(21%)

Taiwan	35%	79%	(93%)	(33%)	-	713%	41%	37%

Korea	(21%)	(13%)	17%	96%	(5%)	(833%)	21%	(21%)

Other Mutual Fund Operations	89%	122%	(166%)	21%	-	-	69%	82%
	______	______	______	______	______	______	______	______
Total Asian MMF	45%	39%	(46%)	(108%)	80%	(7%)	(100%)	(1%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______
Total Asia Retail Mutual Funds	43%	22%	(30%)	(55%)	(93%)	(333%)	(172%)	(10%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Third Party Institutional Mandates	33%	1,043%	(1,189%)	(1,700%)	-	(273%)	(358%)	(23%)

	______	______	______	______	______	______	______	______
Total Asian Investment Operations	42%	23%	(31%)	(60%)	(93%)	(328%)	(179%)	(11%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US

Retail	-	(3%)	(1,100%)	(74%)	-	(800%)	(91%)	81%
	______	______	______	______	______	______	______	______
Total US	-	(3%)	(1,100%)	(74%)	-	(800%)	(91%)	81%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______
Total Investment Products	20%	20%	(26%)	(15%)	(13%)	(391%)	(148%)	(2%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
						2008 Q3	2007 Q3
US						YTD	YTD	+/- (%)
						£m	£m
Curian Capital
External Funds Under Administration						1,790	1,632	10%

Schedule 3 - Actual Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2008 VERSUS QUARTER 3 2007
INSURANCE OPERATIONS

		Single			Regular			Total		Annual Equivalents
	Q3 2008	Q3 2007	+/-(%)	Q3 2008	Q3 2007	+/-(%)	Q3 2008	Q3 2007	+/-(%)	Q3 2008	Q3 2007	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities	408	343	19%	-	-	-	408	343	19%	41	34	21%

Direct and Partnership Annuities	177	227	(22%)	-	-	-	177	227	(22%)	18	23	(22%)

Intermediated Annuities	140	167	(16%)	-	-	-	140	167	(16%)	14	17	(18%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities	725	737	(2%)	-	-	-	725	737	(2%)	73	74	(1%)

Equity Release	71	41	73%	-	-	-	71	41	73%	7	4	75%

Individual Pensions	20	9	122%	1	1	0%	21	10	110%	3	2	50%

Corporate Pensions	60	14	329%	26	16	63%	86	30	187%	32	17	88%

Unit Linked Bonds	21	62	(66%)	-	-	-	21	62	(66%)	2	6	(67%)

With-Profit Bonds	233	69	238%	-	-	-	233	69	238%	23	7	229%

Protection	-	-	-	1	1	0%	1	1	0%	1	1	0%

Offshore Products	126	100	26%	1	1	0%	127	101	26%	14	11	27%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement	1,256	1,032	22%	29	19	53%	1,285	1,051	22%	155	122	27%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions	54	58	(7%)	26	26	0%	80	84	(5%)	31	32	(3%)

Other Products	36	43	(16%)	6	7	(14%)	42	50	(16%)	10	11	(9%)

DWP Rebates	-	-	-	-	-	-	-	-	-	-	-	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions	90	101	(11%)	32	33	(3%)	122	134	(9%)	41	43	(5%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail	1,346	1,133	19%	61	52	17%	1,407	1,185	19%	196	165	19%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities	1,063	7	15,086%	-	-	-	1,063	7	15,086%	106	1	10,500%

Credit Life	4	2	100%	-	-	-	4	2	100%	-	-	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	2,413	1,142	111%	61	52	17%	2,474	1,194	107%	302	166	82%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership	582	586	(1%)	54	45	20%	636	631	1%	112	104	8%

Intermediated	764	549	39%	7	7	0%	771	556	39%	83	62	34%

Wholesale	1,067	7	15,143%	-	-	-	1,067	7	15,143%	107	1	10,600%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total	2,413	1,142	111%	61	52	17%	2,474	1,194	107%	302	166	82%

DWP Rebates	-	-	-	-	-	-	-	-	-	-	-	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	2,413	1,142	111%	61	52	17%	2,474	1,194	107%	302	166	82%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US Insurance Operations

Fixed Annuities	506	130	289%	-	-	-	506	130	289%	51	13	292%

Fixed Index Annuities	121	122	(1%)	-	-	-	121	122	(1%)	12	12	0%

Variable Annuities	799	1,174	(32%)	-	-	-	799	1,174	(32%)	80	117	(32%)

Life	2	2	0%	7	4	75%	9	6	50%	7	4	75%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail	1,428	1,428	0%	7	4	75%	1,435	1,432	0%	150	147	2%

Guaranteed Investment Contracts	310	127	144%	-	-	-	310	127	144%	31	13	138%

GIC - Medium Term Note	5	(4)	225%	-	-	-	5	(4)	225%	1	-	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations	1,743	1,551	12%	7	4	75%	1,750	1,555	13%	181	159	14%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations

China	12	18	(33%)	8	6	33%	20	24	(17%)	9	8	13%

Hong Kong	114	124	(8%)	35	28	25%	149	152	(2%)	46	40	15%

India	13	4	225%	46	43	7%	59	47	26%	47	43	9%

Indonesia	17	30	(43%)	40	28	43%	57	58	(2%)	42	31	35%

Japan	26	30	(13%)	3	5	(40%)	29	35	(17%)	6	8	(25%)

Korea	13	47	(72%)	58	67	(13%)	71	114	(38%)	59	72	(18%)

Malaysia	8	11	(27%)	26	17	53%	34	28	21%	27	18	50%

Singapore	30	119	(75%)	19	16	19%	49	135	(64%)	22	28	(21%)

Taiwan	13	36	(64%)	35	46	(24%)	48	82	(41%)	36	50	(28%)

Other	4	8	(50%)	11	12	(8%)	15	20	(25%)	11	13	(15%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations	250	427	(41%)	281	268	5%	531	695	(24%)	306	311	(2%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Group Total	4,406	3,120	41%	349	324	8%	4,755	3,444	38%	790	636	24%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INVESTMENT OPERATIONS

							Market &	Net
		Opening				Other	Currency	Movement	Closing
		FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
		£m	£m	£m	£m	£m	£m	£m	£m

M&G	Q3 2008	51,699	4,623	(2,918)	1,705	-	(3,410)	(1,705)	49,994

	Q3 2007	48,624	3,293	(3,067)	226	(85)	1,142	1,283	49,907

	+/-(%)	6%	40%	5%	654%	-	(399%)	(233%)	0%

Asia Retail Mutual Funds	Q3 2008	14,845	11,552	(12,213)	(661)	(23)	(567)	(1,251)	13,594

	Q3 2007	13,677	10,463	(9,757)	706	(21)	758	1,443	15,120

	+/-(%)	9%	10%	(25%)	(194%)	(10%)	(175%)	(187%)	(10%)

Asia Third Party	Q3 2008	841	17	(46)	(29)	-	(57)	(86)	755

	Q3 2007	903	11	(5)	6	-	71	77	980

	+/-(%)	(7%)	55%	(820%)	(583%)	-	(180%)	(212%)	(23%)

US Retail Mutual Funds	Q3 2008	62	5	(9)	(4)	1	(1)	(4)	58
	Q3 2007	18	14	(1)	13	-	1	14	32
	+/-(%)	244%	(64%)	(800%)	(131%)	-	(200%)	(129%)	81%

Total Investment Products	Q3 2008	67,447	16,197	(15,186)	1,011	(22)	(4,035)	(3,046)	64,401

	Q3 2007	63,222	13,781	(12,830)	951	(106)	1,972	2,817	66,039

	+/-(%)	7%	18%	(18%)	6%	79%	(305%)	(208%)	(2%)

Schedule 4 - Actual Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2008 VERSUS QUARTER 2 2008
INSURANCE OPERATIONS

		Single			Regular			Total		Annual Equivalents
	Q3 2008	Q 2 2008	+/-(%)	Q3 2008	Q 2 2008	+/-(%)	Q3 2008	Q 2 2008	+/-(%)	Q3 2008	Q 2 2008	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities	408	399	2%	-	-	-	408	399	2%	41	40	3%

Direct and Partnership Annuities	177	197	(10%)	-	-	-	177	197	(10%)	18	20	(10%)

Intermediated Annuities	140	178	(21%)	-	-	-	140	178	(21%)	14	18	(22%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities	725	774	(6%)	-	-	-	725	774	(6%)	73	77	(5%)

Equity Release	71	66	8%	-	-	-	71	66	8%	7	7	0%

Individual Pensions	20	18	11%	1	1	0%	21	19	11%	3	3	0%

Corporate Pensions	60	48	25%	26	16	63%	86	64	34%	32	21	52%

Unit Linked Bonds	21	29	(28%)	-	-	-	21	29	(28%)	2	3	(33%)

With-Profit Bonds	233	271	(14%)	-	-	-	233	271	(14%)	23	27	(15%)

Protection	-	-	-	1	2	(50%)	1	2	(50%)	1	2	(50%)

Offshore Products	126	142	(11%)	1	1	0%	127	143	(11%)	14	15	(7%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement	1,256	1,348	(7%)	29	20	45%	1,285	1,368	(6%)	155	155	0%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions	54	80	(33%)	26	37	(30%)	80	117	(32%)	31	45	(31%)

Other Products	36	37	(3%)	6	6	0%	42	43	(2%)	10	10	0%

DWP Rebates	-	-	-	-	-	-	-	-	-	-	-	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions	90	117	(23%)	32	43	(26%)	122	160	(24%)	41	55	(25%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail	1,346	1,465	(8%)	61	63	(3%)	1,407	1,528	(8%)	196	210	(7%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities	1,063	306	247%	-	-	-	1,063	306	247%	106	31	242%

Credit Life	4	4	0%	-	-	-	4	4	0%	-	-	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	2,413	1,775	36%	61	63	(3%)	2,474	1,838	35%	302	241	25%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership	582	613	(5%)	54	56	(4%)	636	669	(5%)	112	117	(4%)

Intermediated	764	854	(11%)	7	7	0%	771	861	(10%)	83	92	(10%)

Wholesale	1,067	308	246%	-	-	-	1,067	308	246%	107	31	245%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total	2,413	1,775	36%	61	63	(3%)	2,474	1,838	35%	302	241	25%

DWP Rebates	-	-	-	-	-	-	-	-	-	-	-	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	2,413	1,775	36%	61	63	(3%)	2,474	1,838	35%	302	241	25%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US Insurance Operations

Fixed Annuities	506	442	14%	-	-	-	506	442	14%	51	44	16%

Fixed Index Annuities	121	98	23%	-	-	-	121	98	23%	12	10	20%

Variable Annuities	799	897	(11%)	-	-	-	799	897	(11%)	80	90	(11%)

Life	2	2	0%	7	6	17%	9	8	13%	7	6	17%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail	1,428	1,439	(1%)	7	6	17%	1,435	1,445	(1%)	150	150	0%

Guaranteed Investment Contracts	310	100	210%	-	-	-	310	100	210%	31	10	210%

GIC - Medium Term Note	5	316	(98%)	-	-	-	5	316	(98%)	1	32	(97%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations	1,743	1,855	(6%)	7	6	17%	1,750	1,861	(6%)	181	192	(6%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations

China	12	16	(25%)	8	8	0%	20	24	(17%)	9	10	(10%)

Hong Kong	114	194	(41%)	35	39	(10%)	149	233	(36%)	46	58	(21%)

India	13	33	(61%)	46	34	35%	59	67	(12%)	47	37	27%

Indonesia	17	24	(29%)	40	45	(11%)	57	69	(17%)	42	47	(11%)

Japan	26	30	(13%)	3	3	0%	29	33	(12%)	6	6	0%

Korea	13	24	(46%)	58	62	(6%)	71	86	(17%)	59	64	(8%)

Malaysia	8	7	14%	26	24	8%	34	31	10%	27	25	8%

Singapore	30	71	(58%)	19	20	(5%)	49	91	(46%)	22	27	(19%)

Taiwan	13	109	(88%)	35	51	(31%)	48	160	(70%)	36	62	(42%)

Other	4	6	(33%)	11	14	(21%)	15	20	(25%)	11	15	(27%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations	250	514	(51%)	281	300	(6%)	531	814	(35%)	306	351	(13%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Group Total	4,406	4,144	6%	349	369	(5%)	4,755	4,513	5%	790	783	1%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INVESTMENT OPERATIONS

							Market &	Net
		Opening				Other	Currency	Movement	Closing
		FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
		£m	£m	£m	£m	£m	£m	£m	£m

M&G	Q3 2008	51,699	4,623	(2,918)	1,705	-	(3,410)	(1,705)	49,994

	Q2 2008	50,139	4,151	(2,272)	1,879	(43)	(276)	1,560	51,699

	+/-(%)	3%	11%	(28%)	(9%)	-	(1,136%)	(209%)	(3%)

Asia Retail Mutual Funds	Q3 2008	14,845	11,552	(12,213)	(661)	(23)	(567)	(1,251)	13,594

	Q2 2008	15,043	11,213	(10,098)	1,115	(69)	(1,244)	(198)	14,845

	+/-(%)	(1%)	3%	(21%)	(159%)	67%	54%	(532%)	(8%)

Asia Third Party	Q3 2008	841	17	(46)	(29)	-	(57)	(86)	755

	Q2 2008	959	219	(229)	(10)	-	(108)	(118)	841

	+/-(%)	(12%)	(92%)	80%	(190%)	-	47%	27%	(10%)

US Retail Mutual Funds	Q3 2008	62	5	(9)	(4)	1	(1)	(4)	58

	Q2 2008	59	10	(6)	4	-	(1)	3	62

	+/-(%)	5%	(50%)	(50%)	(200%)	-	0%	(233%)	(6%)

Total Investment Products	Q3 2008	67,447	16,197	(15,186)	1,011	(22)	(4,035)	(3,046)	64,401

	Q2 2008	66,200	15,593	(12,605)	2,988	(112)	(1,629)	1,247	67,447

	+/-(%)	2%	4%	(20%)	(66%)	80%	(148%)	(344%)	(5%)

Schedule 5 - Constant Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2008
TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK				US			Asia		Total

	2008 Q3	2007 Q3		2008 Q3	2007 Q3		2008 Q3	2007 Q3		2008 Q3	2007 Q3
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	5,716	3,754	52%	5,214	5,094	2%	2,191	2,102	4%	13,121	10,950	20%

Total Investment Products - Gross Inflows	12,114	10,812	12%	32	33	(3%)	34,412	28,833	19%	46,558	39,678	17%

	______	______	______	______	______	______	______	______	______	______	______	______
	17,830	14,566	22%	5,246	5,127	2%	36,603	30,935	18%	59,679	50,628	18%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INSURANCE OPERATIONS

		Single			Regular			Total		PVNBP
	2008 Q3	2007 Q3		2008 Q3	2007 Q3		2008 Q3	2007 Q3		2008 Q3	2007 Q3
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities	1,129	1,030	10%	-	-	-	1,129	1,030	10%	1,129	1,030	10%

Direct and Partnership Annuities	550	658	(16%)	-	-	-	550	658	(16%)	550	658	(16%)

Intermediated Annuities	455	449	1%	-	-	-	455	449	1%	455	449	1%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities	2,134	2,137	(0%)	-	-	-	2,134	2,137	(0%)	2,134	2,137	(0%)

Equity Release	188	108	74%	-	-	-	188	108	74%	188	108	74%

Individual Pensions	52	27	93%	2	1	100%	54	28	93%	57	29	97%

Corporate Pensions	154	121	27%	64	58	10%	218	179	22%	455	383	19%

Unit Linked Bonds	88	200	(56%)	-	-	-	88	200	(56%)	88	200	(56%)

With-Profit Bonds	651	183	256%	-	-	-	651	183	256%	651	183	256%

Protection	-	-	-	4	3	33%	4	3	33%	26	20	30%

Offshore Products	447	305	47%	3	3	0%	450	308	46%	463	320	45%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement	3,714	3,081	21%	73	65	12%	3,787	3,146	20%	4,062	3,380	20%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions	227	168	35%	88	86	2%	315	254	24%	521	469	11%

Other Products	113	143	(21%)	17	20	(15%)	130	163	(20%)	166	206	(19%)

DWP Rebates	103	129	(20%)	-	-	-	103	129	(20%)	103	129	(20%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions	443	440	1%	105	106	(1%)	548	546	0%	790	804	(2%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail	4,157	3,521	18%	178	171	4%	4,335	3,692	17%	4,852	4,184	16%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities	1,370	45	2,944%	-	-	-	1,370	45	2,944%	1,370	45	2,944%

Credit Life	11	17	(35%)	-	-	-	11	17	(35%)	11	17	(35%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	5,538	3,583	55%	178	171	4%	5,716	3,754	52%	6,233	4,246	47%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership	1,729	1,737	(0%)	159	151	5%	1,888	1,888	0%	2,353	2,330	1%

Intermediated	2,326	1,657	40%	19	20	(5%)	2,345	1,677	40%	2,396	1,727	39%

Wholesale	1,380	60	2,200%	-	-	-	1,380	60	2,200%	1,380	60	2,200%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total	5,435	3,454	57%	178	171	4%	5,613	3,625	55%	6,129	4,117	49%

DWP Rebates	103	129	(20%)	-	-	-	103	129	(20%)	103	129	(20%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	5,538	3,583	55%	178	171	4%	5,716	3,754	52%	6,233	4,246	47%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US Insurance Operations

Fixed Annuities	1,141	430	165%	-	-	-	1,141	430	165%	1,141	430	165%

Fixed Index Annuities	317	349	(9%)	-	-	-	317	349	(9%)	317	349	(9%)

Variable Annuities	2,596	3,488	(26%)	-	-	-	2,596	3,488	(26%)	2,596	3,488	(26%)

Life	6	5	20%	18	14	29%	24	19	26%	145	106	37%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail	4,060	4,272	(5%)	18	14	29%	4,078	4,286	(5%)	4,199	4,373	(4%)

Guaranteed Investment Contracts	815	266	206%	-	-	-	815	266	206%	815	266	206%

GIC - Medium Term Note	321	542	(41%)	-	-	-	321	542	(41%)	321	542	(41%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations	5,196	5,080	2%	18	14	29%	5,214	5,094	2%	5,335	5,181	3%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations

China	47	31	52%	23	18	28%	70	49	43%	164	114	44%

Hong Kong	460	330	39%	113	84	35%	573	414	38%	1,162	790	47%

India	53	20	165%	168	127	32%	221	147	50%	606	522	16%

Indonesia	85	66	29%	121	71	70%	206	137	50%	495	304	63%

Japan	94	94	0%	24	18	33%	118	112	5%	205	170	21%

Korea	63	112	(44%)	176	169	4%	239	281	(15%)	877	924	(5%)

Malaysia	22	22	0%	64	53	21%	86	75	15%	377	311	21%

Singapore	306	475	(36%)	56	51	10%	362	526	(31%)	753	807	(7%)

Taiwan	143	107	34%	119	197	(40%)	262	304	(14%)	674	1,052	(36%)

Other	14	23	(39%)	40	34	18%	54	57	(5%)	140	128	9%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations	1,287	1,280	1%	904	822	10%	2,191	2,102	4%	5,453	5,122	6%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Group Total	12,021	9,943	21%	1,100	1,007	9%	13,121	10,950	20%	17,021	14,549	17%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Schedule 6 - Actual Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - NINE MONTHS 2008
TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK				US			Asia		Total

	2008 Q3	2007 Q3		2008 Q3	2007 Q3		2008 Q3	2007 Q3		2008 Q3	2007 Q3
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m

Total Insurance Products	5,716	3,754	52%	5,214	4,989	5%	2,191	2,000	10%	13,121	10,743	22%

Total Investment Products - Gross Inflows	12,114	10,812	12%	32	33	(3%)	34,412	27,945	23%	46,558	38,790	20%

	______	______	______	______	______	______	______	______	______	______	______	______
	17,830	14,566	22%	5,246	5,022	4%	36,603	29,945	22%	59,679	49,533	20%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INSURANCE OPERATIONS

		Single			Regular			Total		PVNBP
	2008 Q3	2007 Q3		2008 Q3	2007 Q3		2008 Q3	2007 Q3		2008 Q3	2007 Q3
	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)	YTD	YTD	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities	1,129	1,030	10%	-	-	-	1,129	1,030	10%	1,129	1,030	10%

Direct and Partnership Annuities	550	658	(16%)	-	-	-	550	658	(16%)	550	658	(16%)

Intermediated Annuities	455	449	1%	-	-	-	455	449	1%	455	449	1%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities	2,134	2,137	(0%)	-	-	-	2,134	2,137	(0%)	2,134	2,137	(0%)

Equity Release	188	108	74%	-	-	-	188	108	74%	188	108	74%

Individual Pensions	52	27	93%	2	1	100%	54	28	93%	57	29	97%

Corporate Pensions	154	121	27%	64	58	10%	218	179	22%	455	383	19%

Unit Linked Bonds	88	200	(56%)	-	-	-	88	200	(56%)	88	200	(56%)

With-Profit Bonds	651	183	256%	-	-	-	651	183	256%	651	183	256%

Protection	-	-	-	4	3	33%	4	3	33%	26	20	30%

Offshore Products	447	305	47%	3	3	0%	450	308	46%	463	320	45%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement	3,714	3,081	21%	73	65	12%	3,787	3,146	20%	4,062	3,380	20%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions	227	168	35%	88	86	2%	315	254	24%	521	469	11%

Other Products	113	143	(21%)	17	20	(15%)	130	163	(20%)	166	206	(19%)

DWP Rebates	103	129	(20%)	-	-	-	103	129	(20%)	103	129	(20%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions	443	440	1%	105	106	(1%)	548	546	0%	790	804	(2%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail	4,157	3,521	18%	178	171	4%	4,335	3,692	17%	4,852	4,184	16%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities	1,370	45	2,944%	-	-	-	1,370	45	2,944%	1,370	45	2,944%

Credit Life	11	17	(35%)	-	-	-	11	17	(35%)	11	17	(35%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	5,538	3,583	55%	178	171	4%	5,716	3,754	52%	6,233	4,246	47%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership	1,729	1,737	(0%)	159	151	5%	1,888	1,888	0%	2,353	2,330	1%

Intermediated	2,326	1,657	40%	19	20	(5%)	2,345	1,677	40%	2,396	1,727	39%

Wholesale	1,380	60	2,200%	-	-	-	1,380	60	2,200%	1,380	60	2,200%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total	5,435	3,454	57%	178	171	4%	5,613	3,625	55%	6,129	4,117	49%

DWP Rebates	103	129	(20%)	-	-	-	103	129	(20%)	103	129	(20%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	5,538	3,583	55%	178	171	4%	5,716	3,754	52%	6,233	4,246	47%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US Insurance Operations

Fixed Annuities	1,141	421	171%	-	-	-	1,141	421	171%	1,141	421	171%

Fixed Index Annuities	317	342	(7%)	-	-	-	317	342	(7%)	317	342	(7%)

Variable Annuities	2,596	3,417	(24%)	-	-	-	2,596	3,417	(24%)	2,596	3,417	(24%)

Life	6	5	20%	18	13	38%	24	18	33%	145	104	39%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail	4,060	4,185	(3%)	18	13	38%	4,078	4,198	(3%)	4,199	4,284	(2%)

Guaranteed Investment Contracts	815	260	213%	-	-	-	815	260	213%	815	260	213%

GIC - Medium Term Note	321	531	(40%)	-	-	-	321	531	(40%)	321	531	(40%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations	5,196	4,976	4%	18	13	38%	5,214	4,989	5%	5,335	5,075	5%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations

China	47	27	74%	23	16	44%	70	43	63%	164	102	61%

Hong Kong	460	323	42%	113	82	38%	573	405	41%	1,162	772	51%

India	53	20	165%	168	124	35%	221	144	53%	606	509	19%

Indonesia	85	65	31%	121	71	70%	206	136	51%	495	302	64%

Japan	94	82	15%	24	16	50%	118	98	20%	205	148	39%

Korea	63	119	(47%)	176	180	(2%)	239	299	(20%)	877	983	(11%)

Malaysia	22	20	10%	64	49	31%	86	69	25%	377	286	32%

Singapore	306	425	(28%)	56	46	22%	362	471	(23%)	753	721	4%

Taiwan	143	99	44%	119	182	(35%)	262	281	(7%)	674	970	(31%)

Other	14	21	(33%)	40	33	21%	54	54	0%	140	122	15%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations	1,287	1,201	7%	904	799	13%	2,191	2,000	10%	5,453	4,915	11%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Group Total	12,021	9,760	23%	1,100	983	12%	13,121	10,743	22%	17,021	14,236	20%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Schedule 7 - Actual Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2008 VERSUS QUARTER 3 2007
INSURANCE OPERATIONS

		Single			Regular			Total		PVNBP
	Q3 2008	Q3 2007	+/-(%)	Q3 2008	Q3 2007	+/-(%)	Q3 2008	Q3 2007	+/-(%)	Q3 2008	Q3 2007	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities	408	343	19%	-	-	-	408	343	19%	408	343	19%

Direct and Partnership Annuities	177	227	(22%)	-	-	-	177	227	(22%)	177	227	(22%)

Intermediated Annuities	140	167	(16%)	-	-	-	140	167	(16%)	140	167	(16%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities	725	737	(2%)	-	-	-	725	737	(2%)	725	737	(2%)

Equity Release	71	41	73%	-	-	-	71	41	73%	71	41	73%

Individual Pensions	20	9	122%	1	1	0%	21	10	110%	22	9	144%

Corporate Pensions	60	14	329%	26	16	63%	86	30	187%	175	87	101%

Unit Linked Bonds	21	62	(66%)	-	-	-	21	62	(66%)	21	62	(66%)

With-Profit Bonds	233	69	238%	-	-	-	233	69	238%	233	69	238%

Protection	-	-	-	1	1	0%	1	1	0%	10	6	67%

Offshore Products	126	100	26%	1	1	0%	127	101	26%	132	105	26%
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement	1,256	1,032	22%	29	19	53%	1,285	1,051	22%	1,389	1,116	24%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions	54	58	(7%)	26	26	0%	80	84	(5%)	145	155	(6%)

Other Products	36	43	(16%)	6	7	(14%)	42	50	(16%)	47	61	(23%)

DWP Rebates	-	-	-	-	-	-	-	-	-	-	-	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions	90	101	(11%)	32	33	(3%)	122	134	(9%)	192	216	(11%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail	1,346	1,133	19%	61	52	17%	1,407	1,185	19%	1,581	1,332	19%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities	1,063	7	15,086%	-	-	-	1,063	7	15,086%	1,063	7	15,086%

Credit Life	4	2	100%	-	-	-	4	2	100%	4	2	100%
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	2,413	1,142	111%	61	52	17%	2,474	1,194	107%	2,648	1,341	97%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership	582	586	(1%)	54	45	20%	636	631	1%	798	763	5%

Intermediated	764	549	39%	7	7	0%	771	556	39%	782	571	37%

Wholesale	1,067	7	15,143%	-	-	-	1,067	7	15,143%	1,067	7	15,143%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total	2,413	1,142	111%	61	52	17%	2,474	1,194	107%	2,647	1,341	97%

DWP Rebates	-	-	-	-	-	-	-	-	-	-	-	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	2,413	1,142	111%	61	52	17%	2,474	1,194	107%	2,648	1,341	97%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US Insurance Operations

Fixed Annuities	506	130	289%	-	-	-	506	130	289%	506	130	289%

Fixed Index Annuities	121	122	(1%)	-	-	-	121	122	(1%)	121	122	(1%)

Variable Annuities	799	1,174	(32%)	-	-	-	799	1,174	(32%)	799	1,174	(32%)

Life	2	2	0%	7	4	75%	9	6	50%	57	36	58%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail	1,428	1,428	0%	7	4	75%	1,435	1,432	0%	1,483	1,462	1%

Guaranteed Investment Contracts	310	127	144%	-	-	-	310	127	144%	310	127	144%

GIC - Medium Term Note	5	(4)	225%	-	-	-	5	(4)	225%	5	(4)	225%
	______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations	1,743	1,551	12%	7	4	75%	1,750	1,555	13%	1,798	1,585	13%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations

China	12	18	(33%)	8	6	33%	20	24	(17%)	53	46	15%

Hong Kong	114	124	(8%)	35	28	25%	149	152	(2%)	328	279	18%

India	13	4	225%	46	43	7%	59	47	26%	156	169	(8%)

Indonesia	17	30	(43%)	40	28	43%	57	58	(2%)	159	124	28%

Japan	26	30	(13%)	3	5	(40%)	29	35	(17%)	42	51	(18%)

Korea	13	47	(72%)	58	67	(13%)	71	114	(38%)	283	375	(25%)

Malaysia	8	11	(27%)	26	17	53%	34	28	21%	152	100	52%

Singapore	30	119	(75%)	19	16	19%	49	135	(64%)	206	237	(13%)

Taiwan	13	36	(64%)	35	46	(24%)	48	82	(41%)	167	259	(36%)

Other	4	8	(50%)	11	12	(8%)	15	20	(25%)	43	45	(4%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations	250	427	(41%)	281	268	5%	531	695	(24%)	1,589	1,685	(6%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Group Total	4,406	3,120	41%	349	324	8%	4,755	3,444	38%	6,035	4,611	31%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INVESTMENT OPERATIONS

							Market &	Net
		Opening				Other	Currency	Movement	Closing
		FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
		£m	£m	£m	£m	£m	£m	£m	£m

M&G	Q3 2008	51,699	4,623	(2,918)	1,705	-	(3,410)	(1,705)	49,994

	Q3 2007	48,624	3,293	(3,067)	226	(85)	1,142	1,283	49,907

	+/-(%)	6%	40%	5%	654%	-	(399%)	(233%)	0%

Asia Retail Mutual Funds	Q3 2008	14,845	11,552	(12,213)	(661)	(23)	(567)	(1,251)	13,594

	Q3 2007	13,677	10,463	(9,757)	706	(21)	758	1,443	15,120

	+/-(%)	9%	10%	(25%)	(194%)	(10%)	(175%)	(187%)	(10%)

Asia Third Party	Q3 2008	841	17	(46)	(29)	-	(57)	(86)	755

	Q3 2007	903	11	(5)	6	-	71	77	980

	+/-(%)	(7%)	55%	(820%)	(583%)	-	(180%)	(212%)	(23%)

US Retail Mutual Funds	Q3 2008	62	5	(9)	(4)	1	(1)	(4)	58

	Q3 2007	18	14	(1)	13	-	1	14	32

	+/-(%)	244%	(64%)	(800%)	(131%)	-	(200%)	(129%)	81%

Total Investment Products	Q3 2008	67,447	16,197	(15,186)	1,011	(22)	(4,035)	(3,046)	64,401

	Q3 2007	63,222	13,781	(12,830)	951	(106)	1,972	2,817	66,039

	+/-(%)	7%	18%	(18%)	6%	79%	(305%)	(208%)	(2%)

Schedule 8 - Actual Exchange Rates
PRUDENTIAL PLC - NEW BUSINESS - QUARTER 3 2008 VERSUS QUARTER 2 2008
INSURANCE OPERATIONS

		Single			Regular			Total		PVNBP
	Q3 2008	Q 2 2008	+/-(%)	Q3 2008	Q 2 2008	+/-(%)	Q3 2008	Q 2 2008	+/-(%)	Q3 2008	Q 2 2008	+/-(%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations

Product Summary

Internal Vesting annuities	408	399	2%	-	-	-	408	399	2%	408	399	2%

Direct and Partnership Annuities	177	197	(10%)	-	-	-	177	197	(10%)	177	197	(10%)

Intermediated Annuities	140	178	(21%)	-	-	-	140	178	(21%)	140	178	(21%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Individual Annuities	725	774	(6%)	-	-	-	725	774	(6%)	725	774	(6%)

Equity Release	71	66	8%	-	-	-	71	66	8%	71	66	8%

Individual Pensions	20	18	11%	1	1	0%	21	19	11%	22	20	10%

Corporate Pensions	60	48	25%	26	16	63%	86	64	34%	175	125	40%

Unit Linked Bonds	21	29	(28%)	-	-	-	21	29	(28%)	21	29	(28%)

With-Profit Bonds	233	271	(14%)	-	-	-	233	271	(14%)	233	271	(14%)

Protection	-	-	-	1	2	(50%)	1	2	(50%)	10	9	11%

Offshore Products	126	142	(11%)	1	1	0%	127	143	(11%)	132	146	(10%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail Retirement	1,256	1,348	(7%)	29	20	45%	1,285	1,368	(6%)	1,389	1,440	(4%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Corporate Pensions	54	80	(33%)	26	37	(30%)	80	117	(32%)	145	196	(26%)

Other Products	36	37	(3%)	6	6	0%	42	43	(2%)	47	62	(24%)

DWP Rebates	-	-	-	-	-	-	-	-	-	-	-	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total Mature Life and Pensions	90	117	(23%)	32	43	(26%)	122	160	(24%)	192	258	(26%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Total Retail	1,346	1,465	(8%)	61	63	(3%)	1,407	1,528	(8%)	1,581	1,698	(7%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

Wholesale Annuities	1,063	306	247%	-	-	-	1,063	306	247%	1,063	306	247%

Credit Life	4	4	0%	-	-	-	4	4	0%	4	4	0%
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	2,413	1,775	36%	61	63	(3%)	2,474	1,838	35%	2,648	2,008	32%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Channel Summary

Direct and Partnership	582	613	(5%)	54	56	(4%)	636	669	(5%)	798	815	(2%)

Intermediated	764	854	(11%)	7	7	0%	771	861	(10%)	782	884	(12%)

Wholesale	1,067	308	246%	-	-	-	1,067	308	246%	1,067	308	246%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total	2,413	1,775	36%	61	63	(3%)	2,474	1,838	35%	2,647	2,007	32%

DWP Rebates	-	-	-	-	-	-	-	-	-	-	-	-
	______	______	______	______	______	______	______	______	______	______	______	______
Total UK Insurance Operations	2,413	1,775	36%	61	63	(3%)	2,474	1,838	35%	2,648	2,008	32%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
US Insurance Operations

Fixed Annuities	506	442	14%	-	-	-	506	442	14%	506	442	14%

Fixed Index Annuities	121	98	23%	-	-	-	121	98	23%	121	98	23%

Variable Annuities	799	897	(11%)	-	-	-	799	897	(11%)	799	897	(11%)

Life	2	2	0%	7	6	17%	9	8	13%	57	46	24%
	______	______	______	______	______	______	______	______	______	______	______	______
Sub-Total Retail	1,428	1,439	(1%)	7	6	17%	1,435	1,445	(1%)	1,483	1,483	0%

Guaranteed Investment Contracts	310	100	210%	-	-	-	310	100	210%	310	100	210%

GIC - Medium Term Note	5	316	(98%)	-	-	-	5	316	(98%)	5	316	(98%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total US Insurance Operations	1,743	1,855	(6%)	7	6	17%	1,750	1,861	(6%)	1,798	1,899	(5%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
Asian Insurance Operations

China	12	16	(25%)	8	8	0%	20	24	(17%)	53	47	13%

Hong Kong	114	194	(41%)	35	39	(10%)	149	233	(36%)	328	455	(28%)

India	13	33	(61%)	46	34	35%	59	67	(12%)	156	95	64%

Indonesia	17	24	(29%)	40	45	(11%)	57	69	(17%)	159	149	7%

Japan	26	30	(13%)	3	3	0%	29	33	(12%)	42	40	5%

Korea	13	24	(46%)	58	62	(6%)	71	86	(17%)	283	303	(7%)

Malaysia	8	7	14%	26	24	8%	34	31	10%	152	138	10%

Singapore	30	71	(58%)	19	20	(5%)	49	91	(46%)	206	221	(7%)

Taiwan	13	109	(88%)	35	51	(31%)	48	160	(70%)	167	338	(51%)

Other	4	6	(33%)	11	14	(21%)	15	20	(25%)	43	49	(12%)
	______	______	______	______	______	______	______	______	______	______	______	______
Total Asian Insurance Operations	250	514	(51%)	281	300	(6%)	531	814	(35%)	1,589	1,835	(13%)
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯
	______	______	______	______	______	______	______	______	______	______	______	______
Group Total	4,406	4,144	6%	349	369	(5%)	4,755	4,513	5%	6,035	5,742	5%
	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯	¯¯¯¯¯¯

INVESTMENT OPERATIONS

							Market &	Net
		Opening				Other	Currency	Movement	Closing
		FUM	Gross Inflows	Redemptions	Net Inflows	Movements	Movements	In FUM	FUM
		£m	£m	£m	£m	£m	£m	£m	£m

M&G	Q3 2008	51,699	4,623	(2,918)	1,705	-	(3,410)	(1,705)	49,994

	Q2 2008	50,139	4,151	(2,272)	1,879	(43)	(276)	1,560	51,699

	+/-(%)	3%	11%	(28%)	(9%)	-	(1,136%)	(209%)	(3%)

Asia Retail Mutual Funds	Q3 2008	14,845	11,552	(12,213)	(661)	(23)	(567)	(1,251)	13,594

	Q2 2008	15,043	11,213	(10,098)	1,115	(69)	(1,244)	(198)	14,845

	+/-(%)	(1%)	3%	(21%)	(159%)	67%	54%	(532%)	(8%)

Asia Third Party	Q3 2008	841	17	(46)	(29)	-	(57)	(86)	755

	Q2 2008	959	219	(229)	(10)	-	(108)	(118)	841

	+/-(%)	(12%)	(92%)	80%	(190%)	-	47%	27%	(10%)

US Retail Mutual Funds	Q3 2008	62	5	(9)	(4)	1	(1)	(4)	58

	Q2 2008	59	10	(6)	4	-	(1)	3	62

	+/-(%)	5%	(50%)	(50%)	(200%)	-	0%	(233%)	(6%)

Total Investment Products	Q3 2008	67,447	16,197	(15,186)	1,011	(22)	(4,035)	(3,046)	64,401

	Q2 2008	66,200	15,593	(12,605)	2,988	(112)	(1,629)	1,247	67,447

	+/-(%)	2%	4%	(20%)	(66%)	80%	(148%)	(344%)	(5%)

Schedule 9

Jackson's securities classified as available-for-sale under IAS39

Credit related losses

The majority of Jackson's debt securities are classified as available-for-sale under IAS 39. Under this classification realised credit related losses from impairments and sales of impaired and deteriorating bonds are recorded in the income statement. Changes in unrealised appreciation and depreciation are recorded as a movement directly in shareholders' equity.

Jackson continues to review its investments on a case-by-case basis to determine whether any decline in fair value represents an other-than-temporary impairment.

In the first nine months of 2008, Jackson recorded £309 million (half year 2008: £108 million) of actual credit related losses which comprise the following:

	Nine months to 30 Sept 2008	Movement in quarter 3	Six months to 30 June 2008
	£m	£m	£m
Bond write downs in respect of:
Residential mortgage-backed securities (RMBS)	(106)	(24)	(82)
Public fixed income	(143)	(125)	(18)
Consolidate Piedmont investment vehicle	(3)	0	(3)
Total bond write downs	(252)	(149)	(103)
Losses on sale of impaired and deteriorating bonds	(59)	(53)	(6)
Recoveries/ reversals	2	1	1
	(309)	(201)	(108)

The £201 million credit losses incurred in quarter 3 comprise the following:

	Credit losses in the third quarter 2008
	Bond write downs	Losses on sale of impaired and deteriorating bonds	Recoveries / reversals	Total
	£m	£m	£m	£m

Residential mortgage-backed securities
Prime	8	-		8
Alt-A	16	-		16
Subprime	-	-		-
Total residential mortgage-backed securities	24	-		24

Public fixed income
Lehman Brothers	36	8		44
Washington Mutual	32	25		57
Fannie Mae	14	5		19
Freddie Mac	16	5		21
General Motors	16	-		16
Other	11	2		13
Total public fixed income	125	45		170

Commercial Mortgage Backed Securities	-	8		8
Recoveries/reversals			(1)	(1)

Total credit losses	149	53	(1)	201

Debt securities in an unrealised loss position

At 30 September for all securities for which there was a temporary impairment recorded, management has the ability and intent to hold for the longer-term.

For Jackson's securities classified as available-for-sale under IAS 39, at 30 September there was a net unrealised loss position of £1,710 million. This amount comprised £156 million of gross unrealised gains and £1,866 million of gross unrealised losses on individual securities. Included within the gross unrealised losses is £668 million for securities which are valued at less than 80 per cent of book value, of which 92 per cent have been at this level for less than 6 months.

IFRS requires securities to be fairly valued, being the amount for which the security would be exchanged between knowledgeable, willing parties in an arm’s length transaction. The best evidence of fair value is quoted prices in an active market, but if the market is not active then a valuation technique is used to establish fair value.

Due to market illiquidity for certain structured securities resulting in the markets not being active during the third quarter of 2008 Jackson have valued the majority of non-agency residential mortgage-backed securities (RMBS), commercial mortgage-backed securities and asset backed securities using valuation techniques in accordance with the requirement of IAS39. The techniques include discounted cash flow models and where available use observable market data and other factors that are likely to affect the fair value of the securities. In previous periods when markets were deemed active for these securities broker bid prices were used to fair value these holdings.

1) Movements in the values for quarter 3 2008:

Movements in the values of available-for-sale securities for the three quarters to 30 September 2008 are included in the table shown below:

		Change reflected directly in shareholders' equity
	30 Sept 2008	Foreign exchange translation	Quarter 3	30 June 2008
	£m	£m	£m	£m

Assets fair valued at below book value
Book value	17,804			13,478
Unrealised loss	(1,866)	(115)	(762)	(989)
Fair value (as included in balance sheet)	15,938			12,489
Assets fair valued at or above book value
Book value	3,792			5,578
Unrealised gain	156	21	(41)	176
Fair value (as included in the balance sheet)	3,948			5,754
Total
Book value	21,596			19,056
Net unrealised (loss) gain	(1,710)	(94)	(803)	(813)
Fair value (as included in balance sheet)	19,886			18,243

2) Fair value of securities in an unrealised loss position as a percentage of book value

(i) Fair value of securities as a percentage of book value

The unrealised losses in the Jackson balance sheet on unimpaired securities are £1,866 million (HY 08: £989 million) relating to assets with fair market value and book value of £15,938 million (HY 08: £12,489 million) and £17,804 million (HY 08: £13,478 million) respectively.

The following table shows the fair value of the securities in a gross unrealised loss position for various percentages of book value:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	30 Sept 2008	30 Sept 2008	30 June 2008	30 June 2008
	£m	£m	£m	£m
Between 90% and 100%	10,279	(487)	9,856	(393)
Between 80% and 90%	4,245	(711)	1,964	(326)
Below 80%	1,414	(668)	669	(270)
	15,938	(1,866)	12,489	(989)

(ii) Fair value of subprime and Alt-A securities as a percentage of book value

Included within the table above are amounts relating to sub-prime and Alt-A securities in a gross unrealised loss position for various percentages of book value of:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	30 Sept 2008	30 Sept 2008	30 June 2008	30 June 2008
	£m	£m	£m	£m
Between 90% and 100%	175	(12)	175	(10)
Between 80% and 90%	524	(96)	386	(66)
Below 80%	113	(43)	165	(75)
	812	(151)	726	(151)

3) Securities whose fair value were below 80 per cent of the book value

As shown in the table above, £668million (HY 08: £270 million) of the £1,866 million (HY 08: £989 million) of gross unrealised losses at 30 September 2008 related to securities whose fair value were below 80 per cent of the book value. The age analysis for this £668 million (HY 08: £270 million), indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	Fair value	Unrealised loss	Fair value	Unrealised loss
	30 Sept 2008	30 Sept 2008	30 June 2008	30 June 2008
	£m	£m	£m	£m
Less than 3 months	1,135	(486)	248	(82)
3 months to 6 months	170	(128)	387	(168)
More than 6 months	109	(54)	34	(20)
	1,414	(668)	669	(270)

For securities valued at less than 80 per cent of book value, 87 per cent are investment grade. The analysis by category of debt securities whose fair value were below 80 per cent of the book value is as follows:

	Unrealised loss	Unrealised loss
	30 Sept 2008	30 June 2008
	£m	£m
RMBS
Prime	(73)	(70)
Alt-A	(30)	(49)
Subprime	(13)	(26)
	(116)	(145)
Asset backed securities	(37)	(15)
Commercial mortgage backed securities	(29)	(19)
Total structured securities	(182)	(179)
Corporates	(486)	(91)
	(668)	(270)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 21 October 2008

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Jon Bunn

Jon Bunn
Director of Public Relations